Exhibit 99.1

NMG Announces the Engagement of Red Cloud Securities and Specifies the Grant of Consultant Options

MONTRÉAL--(BUSINESS WIRE)--January 18, 2023--Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSXV: NOU) announces the engagement of Red Cloud Securities to provide liquidity services to the Company. Also, NMG specifies that the new options granted on December 1, 2022, to two consultants, will vest at certain conditions on or before March 28, 2025, and will expire two (2) years following the vesting of those options (no later than March 28, 2027).

Engagement of Red Cloud Securities
NMG announces that it has retained Red Cloud Securities (“Red Cloud”), subject to all required regulatory approvals, including the approval of the TSX Venture Exchange (the “Exchange”) to provide liquidity services to the Company in compliance with the policies and guidelines of the Exchange and other applicable legislation, pursuant to an agreement engagement letter entered into between the Company and Red Cloud effective January 2, 2023 (the “Agreement”). Red Cloud is a Toronto-based financial services company that helps mineral exploration and mining companies with accessing capital markets and enhancing their corporate profile. Red Cloud is not promoting the specific purchase or sale of securities. Red Cloud will trade shares of NMG on the Exchange for the purposes of maintaining a reasonable market and improving the liquidity of NMG’s common shares.

Under the Agreement, the Company will pay Red Cloud $5,000 per month during the term, payable quarterly in advance. The term of engagement is ongoing and may be terminated by either party on 30-day prior written notice. The Company and Red Cloud have an arm’s length relationship, but Red Cloud and/or its clients may have an interest, directly or indirectly, in the securities of NMG. Adam Smith will be the responsible person. The Agreement is principally for the purposes of maintaining market stability and liquidity for the Company's common shares and is not a formal market-making agreement. There are no performance factors contained in the Agreement and Red Cloud will not receive any shares or options from the Company as compensation for the services it will render.

Other
On December 1, 2022, NMG announced the cancellation of 487,804 options and grant of 453,048 new options to two consultants, subject to the Exchange approval. NMG wishes to specify that those new options will vest at certain conditions on or before March 28, 2025, and will expire two (2) years following the vesting of those options (no later than March 28, 2027).

About Red Cloud Securities
Red Cloud Securities Inc. is registered as an Investment Dealer in Ontario, Québec, Alberta and British Columbia and is a member of the Investment Industry Organization of Canada. It is focused on providing unique comprehensive capital market services and innovative financing alternatives to the junior resource sector. The company was founded by capital markets professionals who designed the firm to service small public and private companies. This solution is a comprehensive platform that provides a full range of unconflicted corporate access services. Offering these services as a unified platform provides the ultimate value proposition for issuer clients.

About Nouveau Monde Graphite
Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde Graphite aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information
All statements, other than statements of historical fact, contained in this press release including, but not limited to the vesting of the new options and the “About Nouveau Monde Graphite” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com